Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2016 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2016 Second Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 167.9% YoY and MMT India(6) Standalone Hotels booked on Mobile increased by 403.1% YoY in 2Q16.

•	Transactions for Hotels and packages increased by 82.0% YoY in 2Q16. Hotels and Packages (excluding ETB(6)) transactions increased by 100.5% YoY in 2Q16.

•	Gross Bookings(5) reached $431.3 million in 2Q16, representing a YoY increase of 18.4%.

•	Revenue less service costs(2) increased 11.5% YoY to $33.2 million in 2Q16. Hotels and packages contribution increased to 40.6% in 2Q16 versus 39.0% in 2Q15.

Gurgaon, India and New York, October 29, 2015 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fiscal quarter ended September 30, 2015.

“In the second fiscal quarter of 2016, MakeMyTrip delivered strong transaction growth in India standalone hotels, particularly on mobile devices. We believe smart-phone penetration, driven by increasing affordability and performance, is driving an inflection point in India’s online travel opportunity” said Deep Kalra, Group Chairman and Group CEO. We intend to maintain our leading online travel market share in the Indian market by offering our customers the best mobile booking experience across our network of more than 27,500 domestic hotels.”

(in thousands except EPS)	3 months Ended September 30, 2014	3 months Ended September 30, 2015	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$60,533	$62,450	3.2%	12.1%
Results from Operating Activities	($3,285)	($9,143)
Loss for the period	($4,791)	($12,218)
Diluted loss per share	($0.11)	($0.29)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$32,049.2	$33,204.4	3.6%	11.5%
Air Ticketing	$18,231.3	$18,163.7	-0.4%	6.9%
Hotels and packages	$12,511.7	$13,425.4	7.3%	15.9%
Other	$1,306.2	$1,615.3	23.7%	32.8%
Adjusted Operating Profit (Loss)(3)	($321.0)	($5,722.0)
Adjusted Net Profit (Loss) (4)	($1,536.0)	($7,233.0)
Adjusted Diluted Earnings (loss) per share(4)	($0.04)	($0.17)

Operating Metrics
Gross Bookings(5)	$392,674.0	$431,321.4	9.8%	18.4%
Air ticketing	$291,757.9	$315,289.7	8.1%	16.0%
Hotels and packages	$100,916.1	$116,031.7	15.0%	25.2%
Number of Transactions
Air ticketing	1,565.0	1,678.5	7.2%
Hotels and packages	294.9	536.8	82.0%
Hotels and packages (excluding ETB(6))	233.1	467.3	100.5%
MMT India(6) standalone hotels (Transactions)
Standalone hotels booked online(7)	129.6	347.1	167.9%
Standalone hotels booked on mobile	37.3	187.8	403.1%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, income on license acquired. merger and acquisitions related expenses, amortization of acquisition related intangibles and severance cost related to a prior acquisition.
(4)	Profit (Loss) for the period excluding employee share-based compensation costs, income on license acquired, severance cost related to a prior acquisition, merger and acquisitions related expenses, amortization of acquisition related intangibles, share of loss of equity-accounted investees, impairment in respect of an equity accounted investee, net change in value of financial liability in business combination, and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited” and ETB refers to “Easy To Book Service B.V.”, the main operating entity of the group of companies known as the Easytobook.com group.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/15	60,242		$15.37	60,242	$24,074,275
04/01/15 – 04/30/15	NIL	$	NIL	NIL	$24,074,275
05/01/15 – 05/31/15	95,000		$18.67	95,000	$22,300,575
06/01/15 – 06/30/15	NIL	$	NIL	NIL	$22,300,575
07/01/15 – 07/31/15	NIL	$	NIL	NIL	$22,300,575
08/01/15 – 08/31/15	362,760		$13.31	362,760	$17,472,175
09/01/15 – 09/30/15	139,659		$13.43	139,659	$15,597,055

Total	657,661		$14.30	657,661	$15,597,055

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. As of September 30, 2015, we had remaining authority to repurchase up to approximately $15.6 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2016 Second Quarter Financial Results

Revenue. We generated revenue of $62.5 million in the quarter ended September 30, 2015, an increase of 3.2% (an increase of 12.1% in constant currency) over revenue of $60.5 million in the quarter ended September 30, 2014.

Air Ticketing. Revenue from our air ticketing business increased by 0.1% (7.5% in constant currency) to $18.4 million in the quarter ended September 30, 2015 from $18.4 million in the quarter ended September 30, 2014. Our revenue less service costs decreased by 0.4% (increased by 6.9% in constant currency) to $18.2 million in the quarter ended September 30, 2015 from $18.2 million in the quarter ended September 30, 2014. This was primarily due to an increase in gross bookings of 8.1% (16.0% in constant currency) and a 7.2% increase in the number of transactions year over year, partially offset by a decrease in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 6.2% in the quarter ended September 30, 2014 to 5.8% in the quarter ended September 30, 2015.

Hotels and Packages. Our revenue from our hotels and packages business increased by 3.9% (13.6% in constant currency) to $42.4 million in the quarter ended September 30, 2015, from $40.8 million in the quarter ended September 30, 2014. Our revenue less service costs increased by 7.3% (15.9% in constant currency) to $13.4 million in the quarter ended September 30, 2015 from $12.5 million in the quarter ended September 30, 2014. This was due to an increase of 82.0% in the number of transactions year over year and partially offset by decrease in net revenue margin from 12.4% in the quarter ended September 30, 2014 to 11.6% in the quarter ended September 30, 2015. The decline in net revenue margin in the quarter ended September 30, 2015 was mainly due to discounts offered in the Indian online domestic hotels segment to drive transaction growth.

Other Revenue. Our other revenue increased to $1.6 million in the quarter ended September 30, 2015 from $1.3 million in the quarter ended September 30, 2014, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 3.6% (11.5% in constant currency) to $33.2 million in the quarter ended September 30, 2015 from $32.0 million in the quarter ended September 30, 2014, primarily as a result of a 7.3% (15.9% in constant currency) increase in our hotels and packages revenue less service costs.

Personnel Expenses. Our personnel expenses increased by 22.0% to $12.6 million in the quarter ended September 30, 2015 from $10.3 million in the quarter ended September 30, 2014. This increase was on account of higher employee share-based compensation costs in the quarter ended September 30, 2015 driven by annual wage increase. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue increased by 2.0% year over year.

Other Operating Expenses. Our other operating expenses increased by 20.9% to $28.4 million in the quarter ended September 30, 2015 from $23.5 million in the quarter ended September 30, 2014, primarily as a result of an increase in advertisement expenses to accelerate growth in our hotels and packages business, along with increases in payment gateway charges and outsourcing fees, in line with the growth in our business.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $9.1 million in the quarter ended September 30, 2015 as compared to a loss of $3.3 million in the quarter ended September 30, 2014. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for the both quarters ended September 30, 2014 and 2015, income on license acquired for the quarter ended September 30, 2015, we would have recorded an operating loss of $5.7 million in the quarter ended September 30, 2015 as compared with an operating loss of $0.3 million in the quarter ended September 30, 2014.

Net Finance Income (Cost). Our net finance cost was $1.7 million in the quarter ended September 30, 2015 as compared to net finance cost of $1.5 million in the quarter ended September 30, 2014, primarily due to higher foreign exchange losses due to weakening of the Indian Rupee versus the U.S. Dollar in the quarter ended September 30, 2015.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2015 was $12.2 million as compared to a loss of $4.8 million in the quarter ended September 30, 2014. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax (benefit) expense for both the quarter ended September 30, 2014 and 2015, impairment in respect of an equity accounted investee and income on license acquired for the quarter ended September 30, 2015; we would have recorded a net loss of $7.2 million in the quarter ended September 30, 2015 and a net loss of $1.5 million in the quarter ended September 30, 2014.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.29 for the quarter ended September 30, 2015 as compared to diluted loss per share of $0.11 in the quarter ended September 30, 2014. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees and income tax (benefit) expense for both the quarter ended September 30, 2014 and 2015, impairment in respect of an equity accounted investee and income on license acquired for the quarter ended September 30, 2015; as mentioned in the preceding paragraph, diluted loss per share would have been $0.17 in the quarter ended September 30, 2015, compared to diluted loss per share of $0.04 in the quarter ended September 30, 2014.

Fiscal Year 2015-16 Outlook

We are pleased with the robust transaction growth in our hotels and packages segment delivered in Q2. We also believe strong underlying drivers, including rapid smart phone penetration and shifting preference for online bookings, suggests we can further accelerate transaction growth, particularly in the key India standalone hotels category.

We are therefore initiating an upward increase in our transaction guidance for the rest of fiscal year 2016 as follows:

•	India standalone transaction growth of 175%—200%, up from 75%—100% previously;

•	Hotels and Packages transaction growth, excluding ETB, of 100%—110%, up from 50%—55% previously.

We also retain the FY2016 constant currency revenue growth guidance of 10% to 15%.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2015 beginning at 10:00 a.m. EDT on October 29, 2015. To participate, please dial + 1-866-262-3308 from within the U.S. or +1-616-548-6582 from any other country. Thereafter, callers will be prompted to enter the participant passcode 64960118. A live webcast of the conference call will also be available through the Investor Relations section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-855-859-2056 and using passcode 64960118. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, severance cost related to a prior acquisition, share of loss of equity-accounted investees, impairment in respect of an equity accounted investee, net change in value of financial liability related to business combination, and income tax benefit (expense) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 9, 2015, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 27,500 hotels and guesthouses in India, more than 255,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Bill Lennan

MakeMyTrip Limited

+1 (646) 405-1311

bill.lennan@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2015	As at September 30, 2015
Assets
Property, plant and equipment	8,900	9,798
Intangible assets and goodwill	36,000	37,254
Trade and other receivables, net	901	902
Investment in equity-accounted investees	1,696	17,908
Other investments	5,938	6,431
Term deposits	864	758
Non-current tax assets	10,976	11,680
Other non-current assets	473	693

Total non-current assets	65,748	85,424

Inventories	1,997	987
Current tax assets	88	60
Trade and other receivables, net	28,951	29,888
Term deposits	92,628	61,219
Other current assets	40,346	41,429
Cash and cash equivalents	49,857	45,857

Total current assets	213,867	179,440

Total assets	279,615	264,864

Equity

Share capital	21	21
Share premium	242,662	244,327
Reserves	571	(7,437)
Accumulated deficit	(100,181)	(118,786)
Share based payment reserve	28,612	34,787
Foreign currency translation reserve	(14,427)	(16,531)

Total equity attributable to equity holders of the Company	157,258	136,381
Non-controlling interest	596	—

Total equity	157,854	136,381

Liabilities
Loans and borrowings	362	394
Employee benefits	1,345	1,481
Deferred revenue	3,147	2,260
Deferred tax liabilities	226	203
Other non-current liabilities	987	719

Total non-current liabilities	6,067	5,057

Loans and borrowings	137	147
Trade and other payables	103,655	111,142
Deferred revenue	4,149	4,113
Other current liabilities	7,753	8,024

Total current liabilities	115,694	123,426

Total liabilities	121,761	128,483

Total equity and liabilities	279,615	264,864

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30,		For the six months ended September 30,
	2014	2015	2014	2015
Revenue
Air ticketing	18,406	18,427	34,882	38,195
Hotels and packages	40,821	42,408	118,085	114,827
Other revenue	1,306	1,615	2,411	3,088

Total revenue	60,533	62,450	155,378	156,110

Other income	447	888	730	1,014

Service cost
Procurement cost of hotel and packages services	28,310	28,982	87,701	83,033
Cost of air tickets coupon	175	264	175	1,770
Personnel expenses	10,346	12,623	21,140	25,052
Other operating expenses	23,515	28,424	49,783	58,287
Depreciation and amortization	1,919	2,188	3,955	4,255

Results from operating activities	(3,285)	(9,143)	(6,646)	(15,273)

Finance income	771	201	1,508	810
Finance costs	2,226	1,866	3,510	3,212

Net finance Income (costs)	(1,455)	(1,665)	(2,002)	(2,402)

Impairment in respect of an equity accounted investee	—	(959)	—	(959)
Share of loss of equity-accounted investees	(52)	(412)	(81)	(468)

Loss before tax	(4,792)	(12,179)	(8,729)	(19,102)
Income tax benefit (expense)	1	(39)	(25)	(52)

Loss for the period	(4,791)	(12,218)	(8,754)	(19,154)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(1,031)	(1,598)	(1,099)	(2,083)
Net change in fair value of available-for-sale financial assets	121	436	163	493

	(910)	(1,162)	(936)	(1,590)

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty	(80)	(75)	(80)	(75)

Other comprehensive income (loss) for the period, net of tax	(990)	(1,237)	(1,016)	(1,665)

Total comprehensive loss for the period	(5,781)	(13,455)	(9,770)	(20,819)

Loss attributable to:
Owners of the Company	(4,746)	(12,218)	(8,691)	(19,130)
Non-controlling interest	(45)	—	(63)	(24)

Loss for the period	(4,791)	(12,218)	(8,754)	(19,154)

Total comprehensive loss attributable to:
Owners of the Company	(5,730)	(13,455)	(9,702)	(20,780)
Non-controlling interest	(51)	—	(68)	(39)

Total comprehensive loss for the period	(5,781)	(13,455)	(9,770)	(20,819)

Loss per share
Basic	(0.11)	(0.29)	(0.21)	(0.46)
Diluted	(0.11)	(0.29)	(0.21)	(0.46)

Weighted average number of shares
Basic	41,788,240	41,764,734	41,737,823	41,848,452
Diluted	41,788,240	41,764,734	41,737,823	41,848,452

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(19,130)	—	—	(19,130)	(24)	(19,154)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(2,068)	(2,068)	(15)	(2,083)
Net change in fair value of available-for-sale financial assets	—	—	—	493	—	—	—	493	—	493
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(75)	—	—	(75)	—	(75)

Total other comprehensive income (loss)	—	—	—	493	(75)	—	(2,068)	(1,650)	(15)	(1,665)

Total comprehensive income (loss) for the period	—	—	—	493	(19,205)	—	(2,068)	(20,780)	(39)	(20,819)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	7,833	—	7,833	—	7,833
Issue of ordinary shares on exercise of share based awards	—	1,665	—	—	—	(1,651)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	7	(7)	—	—	—	—

Own shares acquired	—	—	(8,501)	—	—	—	—	(8,501)	—	(8,501)

Total Contributions by owners	—	1,665	(8,501)	—	7	6,175	—	(654)	—	(654)

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	1,665	(8,501)	—	600	6,175	(36)	(97)	(557)	(654)

Balance as at September 30, 2015	21	244,327	(8,939)	1,502	(118,786)	34,787	(16,531)	136,381	—	136,381

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30,
	2014	2015
Loss for the period	(8,754)	(19,154)
Adjustments for non-cash items	11,256	15,026
Change in working capital	(993)	2,713

Net cash generated from (used in) operating activities	1,511	(1,415)

Net cash generated from (used in) investing activities	(1,411)	7,397

Net cash generated from (used in) financing activities	(1,460)	(9,528)

Increase (decrease) in cash and cash equivalents	(1,360)	(3,546)
Cash and cash equivalents at beginning of the period	38,012	49,857
Effect of exchange rate fluctuations on cash held	(879)	(454)

Cash and cash equivalents at end of the period	35,773	45,857

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	18,406	18,427	40,821	42,408	1,306	1,615	60,533	62,450

Less:
Service cost as per IFRS	175	264	28,310	28,982	—	—	28,485	29,246

Revenue less service cost	18,231	18,163	12,511	13,426	1,306	1,615	32,049	33,204

	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2014	2015	2014	2015	2014	2015	2014	2015

Revenue as per IFRS	34,882	38,195	118,085	114,827	2,411	3,088	155,378	156,110

Less:
Service cost as per IFRS	175	1,770	87,701	83,033	—	—	87,876	84,803

Revenue less service cost	34,707	36,425	30,384	31,794	2,411	3,088	67,502	71,307

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2014	2015	2014	2015
Results from operating activities as per IFRS	(3,285)	(9,143)	(6,646)	(15,273)
Add: Employee share-based compensation costs	2,543	3,863	5,111	7,778
Less: Income on license acquired	—	(886)	—	(886)
Add: Merger and acquisitions related expenses	—	—	—	178
Add: Acquisition related intangibles amortization	423	444	847	888
Add: Severance cost related to a prior acquisition	—	—	638	—

Adjusted Operating Profit (Loss)	(321)	(5,722)	(50)	(7,315)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2014	2015	2014	2015

Income (Loss) for the period as per IFRS	(4,791)	(12,218)	(8,754)	(19,154)
Add: Employee share-based compensation costs	2,543	3,863	5,111	7,778
Less: Income on license acquired	—	(886)	—	(886)
Add: Merger and acquisitions related expenses	—	—	—	178
Add: Acquisition related intangibles amortization	423	444	847	888
Add: Severance cost related to a prior acquisition	—	—	638	—
Add: Share of loss of equity-accounted investees	52	412	81	468
Add: Impairment in respect of an equity accounted investee	—	959	—	959
Add (Less): Net change in value of financial liability in business combination	238	154	738	307
Less: Income tax (benefit) expense	(1)	39	25	52

Adjusted Net Profit (Loss)	(1,536)	(7,233)	(1,314)	(9,410)

Adjusted Earnings (Loss) per share
Diluted	(0.04)	(0.17)	(0.03)	(0.22)

	For the three months ended September 30, 2015
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	0.1%	3.9%	23.7%	3.2%	-0.4%	7.3%	23.7%	3.6%
Impact of Foreign Currency Translation	7.4%	9.7%	9.1%	9.0%	7.3%	8.6%	9.1%	7.9%

Constant Currency Growth	7.5%	13.6%	32.8%	12.1%	6.9%	15.9%	32.8%	11.5%

	For the six months ended September 30, 2015
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	9.5%	-2.8%	28.1%	0.5%	5.0%	4.6%	28.1%	5.6%
Impact of Foreign Currency Translation	7.3%	7.2%	8.6%	7.3%	7.0%	7.9%	8.6%	7.5%

Constant Currency Growth	16.8%	4.5%	36.7%	7.7%	12.0%	12.5%	36.7%	13.1%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended September 30,		For the six months ended September 30,
	2014	2015	2014	2015
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,565.0	1,678.5	2,667.1	3,283.5
Hotels and packages (1)	294.9	536.8	670.9	966.9

Revenue less service cost:
Air ticketing	18,231.3	18,163.7	34,706.5	36,425.7
Hotels and packages	12,511.7	13,425.4	30,384.5	31,793.5
Other revenue	1,306.2	1,615.3	2,410.8	3,088.0

	32,049.2	33,204.4	67,501.8	71,307.1

Gross Bookings
Air ticketing	291,757.9	315,289.7	573,832.7	644,643.3
Hotels and packages	100,916.1	116,031.7	251,016.8	254,560.7

	392,674.0	431,321.4	824,849.6	899,204.0

Net revenue margins
Air ticketing	6.2%	5.8%	6.0%	5.7%
Hotels and packages	12.4%	11.6%	12.1%	12.5%

Combined net revenue margin for air ticketing and hotels and packages	7.8%	7.3%	7.9%	7.6%

Note 1:

	MMYT Group (Excluding ETB)			Easytobook Group (ETB)			MMYT Group
	3 months ended			3 months ended			3 months ended
	September 30,			September 30,			September 30,
Particulars	2014	2015	YoY Change	2014	2015	YoY Change	2014	2015	YoY Change
Number of Transactions
Hotels & Packages	233.1	467.3	100.5%	61.9	69.5	12.4%	294.9	536.8	82.0%